

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

September 19, 2019

Ms. Sarah J. Mugel
Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

> **Re: Stockholder Proposal**

Dear Ms. Mugel:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that National Fuel Gas Company (the "Company" or "NFG") include the proposal in its proxy statement for the 2020 Annual Meeting of Stockholders ("2020 Annual Meeting"). GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors (the "Board") undertake the necessary steps to declassify the Board and require that all Directors of the Company stand for election annually.

Currently, GAMCO beneficially owns approximately 2,082,129 shares of NFG's Common Stock. According to our information, this represents 2.41% of the outstanding Common Stock. Attached as Exhibit A are Amendments 12 through 15 to our Schedule 13D, dated September 21, 2017 through September 19, 2019. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of NFG since prior to September 18, 2018. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov. In addition, GAMCO is the registered holder of at least $2,000 in market value or 1% of the voting securities of NFG since prior to September 18, 2018.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been the beneficial owner and registered owner of at least $2,000 in market value or 1% of the common stock from September 18, 2018 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership and registered ownership of such voting securities through the date on which NFG holds its 2020 Annual Meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of National Fuel Gas Company ("NFG" or the "Company") request that the Board of Directors (the "Board") undertake the necessary steps to declassify the Board and require that all Directors of the Company stand for election annually. The declassification of the Board should be completed in a manner that does not affect the unexpired terms of Directors that have been previously elected by the Company's stockholders.*

SUPPORTING STATEMENT

GAMCO Asset Management Inc.'s clients and affiliated entities own approximately 6.32% of NFG's outstanding Common Stock.

A classified board is one where the directors are divided into classes with overlapping terms. A different class is elected at each annual meeting.

While a classified board can promote continuity of directors facilitating long range planning; in the case of NFG we believe that all directors being accountable to stockholders on an annual basis can help improve transparency and communication between the Company and its stockholders.

WE URGE ALL STOCKHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK)	
)	ss.:
COUNTY OF WESTCHESTER)	

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of National Fuel Gas Company ("NFG") for NFG's 2020 Annual Meeting of Stockholders ("2020 Annual Meeting").

2.   GAMCO has been the beneficial owner and registered owner of at least 1% or $2,000 in market value of the outstanding voting securities of NFG throughout the period since September 18, 2018. GAMCO intends to continue to be the beneficial owner and registered owner of such voting securities through the date on which NFG's 2020 Annual Meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

_____
David Goldman

Sworn to before me this
19th day of September 2019

_____
Notary Public



MARK J. GAMBETTA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GA6171160
Qualified in Westchester County
Commission Expires   July 23, 2023

<u>Exhibit A</u>

Amendment numbers 12, 13, 14 and 15 to Schedule 13D, dated September 21, 2017, June 24, 2019, September 11, 2019 and September 19, 2019, respectively (complete filings available on EDGAR).